Exhibit 99.3
Press Conference

"Infosys Limited

Q4 FY25 Media Conference Call"

April 17, 2025

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer and Managing Director

Jayesh Sanghrajka

Chief Financial Officer

Rishi Basu

India Head - Corporate Communications

journalists

Ritu Singh

CNBC TV18

Haripriya Sureban

NDTV Profit

Chandra R. Srikanth

Moneycontrol

Reshab Shaw

Moneycontrol

Shilpa Phadnis

The Times of India

Beena Parmar

The Economic Times

Jas Bardia

Mint

Avik Das

Business Standard

Sanjana B.

The Hindu Businessline

Sai Ishwarbharath

Reuters

Padmini Dhruvaraj

The Financial Express

Rukmini Rao

Fortune India

Uma Kannan

The New Indian Express

Sonal Choudhary

Deccan Herald

Rishi Basu

A very good evening everyone and thank you for joining Infosys' Fourth Quarter Financial Results. My name is Rishi and on behalf of Infosys, I would like to welcome all of you. Before we begin, I know we are slightly delayed, apologies for that, but I do request one question from each media house. Though there are lots of news today, but let us see what we can do best.

With that, I would like to invite our Chief Executive Officer, Mr. Salil Parikh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks, Rishi. Good evening and welcome. Thank you all for joining us. We have had an excellent year in financial year 2025 – 4.2% growth, constant currency terms, 21.1% operating margin, $4.1 bn free cash flow and $11.6 bn in large deals. We feel the performance has been solid all around across the year.

We are seeing growing demand from clients to partner with them on AI. They are moving from a use case approach to an AI-led transformation approach. This is using AI agents which are playing more and more of a critical role, and we believe we have a very leading position in AI agents with over 200 agents we have developed.

We continue with our strategic expansion and acquisition in the energy and consulting space in the U.S.; acquisition in cybersecurity space in Australia; and a new strategic partner becoming part of our joint venture in Japan. So, all three areas are areas where we strategically look to expand, and we are further committed with this expansion in the U.S. in a very critical area for that market.

We have a set of capabilities that support clients in their growth, whether it is AI or cloud or digital, and in their efficiency, whether it is automation, cost reduction, lean and consolidation. So, we feel well positioned in this environment to look at both growth and both cost areas as clients look at them.

Based on what we see in the environment today and building on our large deal wins in the past quarters, our guidance for growth in financial year 2026 is 0% to 3% in constant currency terms. The environment is uncertain, and we will execute our plans with agility while keeping a close watch on changes. Our margin guidance for the financial year 2026 is at 20% to 22%.

Thank you, and then let us open it up for questions.

Rishi Basu

Thank you, Salil. Joining Salil is Mr. Jayesh Sanghrajka, Chief Financial Officer, Infosys. With that, the first question is from Ritu Singh from CNBC TV18.

Ritu Singh

Hi, Salil. Happy to be here. Jayesh, a quick word with your guidance of almost no growth in this year – 0% to 3%. If you could give us more in terms of commentary on what you are seeing? For instance, from TCS, we heard about delays in decision-making. From Wipro yesterday, we heard one of the large clients paused a transformational deal. So, what are you hearing? Are there ramp downs? Are there delays? Are there any sort of cancellations in large deals?

Also, for Infosys, in the last 12 to 18 months, we have not seen any mega deals being announced. What is happening in the market? Are some of these large deals drying up? What is your sense, given that this puts larger reliance for you on discretionary spend picking up?

Also, in terms of sectors, where you started to see shoots of recovery, for instance, last quarter, you spoke about BFSI, etc. Is that continuing, or given the uncertain environment, do you expect some sort of a reversal there?

And just one question on the hiring and wages. The wages that were expected to be rolled out in the second phase in April – are you on track to do that? And your hiring plans for the year – 20,000 that you had indicated – if that is also on track? Thank you.

Salil Parekh

Okay, so thanks. A few questions. First on the environment, I think we see there is uncertainty in the environment. We have several deals that we closed in the last quarter and the quarters before. Those are today moving into the appropriate next phases. We have not seen a change in that. We are seeing in areas where there is focus on changes which may come. There could be, in industries where there are changes that could come because of the changes in the regulations, there could be an impact. Jayesh will comment a little bit about how we have constructed the guidance based on that.

In terms of mega deals, we had two mega deals in the last financial year. We have a pipeline of mega deals today. What is, sort of what we saw in the past when things of this nature happen, which is changes in the environment, there is also an interest with clients on cost takeout, automation and efficiency and consolidation. We will see how it plays out because it is only a few days as clients have looked at it. But we have seen our large deals moving, meaning which we have closed, moving into the next phases as was evident.

Jayesh Sanghrajka

Yes, adding to what Salil said on the guidance – look, we run multiple models which run up to the guidance at various ends of the guidance, bottom end, middle end or the top end. The fact that we gave a 3-point guidance reflects there is uncertainty in the environment. At the bottom end of the guidance, we have baked in some deterioration in the environment, some heightened uncertainty. At the top end of the guidance, we have assumed steady to marginally improving environment at this point in time.

Coming to the second question on wages, we are on track on our wages – large part of the wage increments were rolled out in January and the balance is rolled out in April, effective 1st April. So we are on track on that. And in terms of FY'26 hiring, we are expecting to hire 20,000 plus freshers.

Ritu Singh

Sorry, can you clarify on the number of freshers?

Jayesh Sanghrajka

20,000 plus, what we had said earlier, we are on track of it.

Ritu Singh

There were reports of Infosys laying off some of these fresh campus recruits because according to your own statement, there were 337 of these as opposed to media reports of 700 plus. And you said that was because of their weak performance. If you could clarify, what exactly happened there? Are you not able to find the right talent? Is the number still what you have said in your statement? Is it larger, just a statement from you on that?

Salil Parekh

So there, let me take that one. So first, we made some statements. So those are, we stand by those statements. In addition to that, within Infosys, we have an approach for making sure that we have a rigorous way to train and then to assess and test individuals. This is a process that has been ongoing for the last 20 years within the company.

At every time that the training batch comes in, they have three opportunities for testing. And at each time, if they succeed in that, they stay on. After three attempts, we have now found a way that we have found other opportunities for them and also supported them outside of Infosys in some training that can be offered to them. So that is the approach we have taken. In terms of the numbers, whatever the statements we have made in the past remain as they are.

Rishi Basu

Thanks, Ritu. The next question is from Haripriya Sureban from NDTV Profit.

Haripriya Sureban

Hi ir. Salil, give us some idea on -- like you said, you remain confident on the current deal wins that you have, but do you see any kind of changes going forward in your conversations with the client? Any possibility of ramp downs or cancellations that you have visibility on right now?

And on the fresh deal wins that you try to bank on further, what kind of deal wins would mostly come in? Is this most towards the cost takeout side that would be expecting? And what is your read on the discretionary spending? Do you see that go down at least in terms of the sentiment? And would it pick later towards the year? And also, how many quarters are you expecting this uncertainty to stay on? Because one of your competitors said at least towards the second part of the year, things should get better.

And Jayesh, on the margins, stayed on the narrow band, what are the levers that you would have going forward? How do you plan to -- what are the impact that this current environment will have? And how would that be baked in?

Salil Parekh

So on the environment, what we see is, it is an uncertain environment. And as Jayesh shared, we have taken different scenarios to look at the way we have put together the guidance. In terms of specifics, as of now, we have seen the deals that we have won in the recent quarters are now continuing to ramp.

My view is, we will see because of the changes in the economic outlook, there will be some discussions which will be focused on more consolidation, more cost pressures with clients. But at this stage, we have not seen a change in that. However, the guidance has factored in what we anticipate in different scenarios, because all of this is happening in the last few days.

Jayesh Sanghrajka

On the margins, if you look at FY '25, we have expanded margins by 50 basis points. That is a clear reflection of our endeavor, which we had said at the beginning of the year to improve margins. We have improved margins, despite multiple headwinds. We had a full year impact of the comp that we did in the previous year in November. We have paid higher variable pay to our employees. We had many of the large deals ramping up during this period.

We did an acquisition, so there was an acquisition-related impact. And despite all of those headwinds, we have been able to increase our margins by 50 basis points. So that is just a clear reflection of what we have been doing. And we do see opportunities in terms of increasing from VBS in terms of pricing etc., in terms of lean automation of doing more productivity, increasing near shore and multiple of our geographies etc., so there are opportunities to improve margins from where we are today.

Rishi Basu

Thank you. The next question is from Chandra Srikanth from Moneycontrol.

Chandra Srikanth

Hi, Salil. Just wanted to understand the 0% to 3% guidance. Does it bake in impact of tariffs? How much of it is happening because of GCCs? Have there been any project delays, cancellations? If you can give us a sense of that. And are there verticals or niche platforms that you are building which has outcome-based pricing? And is it time to let go of this 20% margin threshold? How are you sort of going to win deals in the current environment? And between U.S. and Europe, where do you see more uncertainty right now? Thanks.

Salil Parekh

So, on the guidance, Jayesh will give a view. On the platforms, let me start off and then we can come to the other ones. I think we are very clear with AI that there is a huge change in how agent-based platforms are being created. So, we have now work we are doing with clients where these are being leveraged. We have examples in telco clients. We have examples in financial services clients. We have examples in services companies. It is quite broad-based what we are seeing on platforms.

It is also building on the small language model that we have built in financial services, leveraging Finacle. We have also started to do work across other industries where we will build these sort of models. So, we see a lot of the platform activity expanding, and we think that that is something that we are well positioned to execute on.

On the guidance...

Jayesh Sanghrajka

Yes. So, on the guidance, as I said earlier, there are multiple models that we have built. At the bottom of the guidance, we have assumed heightened impact from all the macro environment. And on the top end of the guidance, we have assumed steady to marginally improving environment. It is very difficult to split out how much of that is because of tariffs, how much of that is because of GCC. But on overall environment, when I look at, at the bottom of the guidance, we have factored in some increasing uncertainty.

Reshab Shaw

Hi Salil, Reshab here from Moneycontrol. So, in the last fiscal you said you will hire 15,000 to 20,000 which you are on-track. And this year, we see that you have added over 6,000 personnel for this fiscal. So are you losing out middle management to GCCs, if you could add a color on that?

Jayesh Sanghrajka

Yes. So, overall headcount has increased by 6,000. We have hired 15,000 freshers. So, the balance is obviously the attrition at various levels that has happened. And the attrition is across multiple factors and multiple opportunities that people get outside. It could be GCCs, it could be competition, it could be employees going for further studies. There are multiple of those factors that play out there.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

Hello sir. We gather that Infosys has set up an internal business unit focused on GCCs specifically, it is called the Project Altius. Can you share more light on that? And we hear there is a new internal leader who is also going to be there.

The cost of deploying AI is also huge. And if you can talk about the economic benefit of AI has a longer gestation cycle. So, is it too early to read into it whether there is an impact at the developer level and the project level? Can you throw some light on that?

And secondly, the gestation cycle, especially for productivity gains, more and more customers are demanding that. Is it putting pressure on IT companies, especially with forward pricing on productivity gains? More customers are asking that this is going to put more pressure on the run part of the business. Can you throw some light on that?

Salil Parekh

Let me start off with respect to GCC. Over the last several years, we have had attention on working very closely with GCCs and working with clients either to help to set up or to scale or do different models for GCCs. Recently, we announced a very large win in GCCs with a services business, with an airline business. So, we feel quite good. There is no new unit or anything. It is something which is there across all of our go-to-market areas and also with many of our service lines because the interaction with GCC is quite spread out.

Then I think the question was on the productivity. Most clients are looking for significant productivity benefits. Now, in the area of customer service, it is quite clear what that is and we are participating. We do not have a large voice business or anything. We are participating in a joint ops and tech projects with clients where those type of benefits are visible and we are in a position to commit. What we are doing is making sure we share with clients what we are able to deliver and what is visible for us. They might sometimes meet with or not meet with what the clients are looking for.

On terms of the investments in AI, on the productivity of the developers and so on – so, there are some good examples. So if you look at Finacle, it is our own product. There we have seen, because the code base is very uniform and we built it over the years, in different places, 20% to 25% productivity benefit with tools that we have built on public models. We have also seen, for example, with some clients on user interface development, similar types of benefits through AI.

So, we see a huge impact to that. Overall, it is different because then we are working with different client situations. Sometimes it is higher, sometimes low, but we know that this sort of AI work, we have some great opportunity in. There are about 400 AI projects that we are working on, where we see a lot of these sorts of benefits that we are sharing with clients.

Rishi Basu

Thank you. The next question is from Beena Parmar from The Economic Times.

Beena Parmar

Hi, Salil. A few things. You mentioned about productivity benefits being passed on. Could you tell us what kind of percentage of revenue cannibalization are you seeing because of that? You mentioned about mega deals as well. Which sectors and spaces are these in? And what is your outlook on the different sectors? Which sectors are likely to be the most impacted because of the ongoing uncertainty?

Jayesh, you mentioned about increase in pricing, a probable increase in pricing that is still there for you. While you have seen active loss of clients in your number of clients, and this is also across most deal sizes, where do you see this increase in pricing that you are likely to see given the competitive environment and the uncertainties that continue? And lastly, what is the impact on the margins? What really led to the margin impact in this quarter? And what are the headwinds or tailwinds, rather headwinds in the quarter ahead?

Salil Parekh

So, let me start off on the productivity side. I think there, there is no sort of number specifically in terms of what is changing in that. There are productivity benefits that we see, for example, in customer service in the range of 30% to 40% that we mentioned. On software development, there are different ranges. And in each situation, clients look at it from a different perspective. Some of it becomes part of a discussion where they want to consolidate multiple partners. And there we are a beneficiary, that changes how much we can apply automation, lean or AI into that. But in general, we have seen last year 4% growth. So, when you put everything together with all this, we have still seen growth and that is the sort of momentum that we have seen with the deals that we had. And then, we have then put together the guidance as Jayesh was sharing on what we look at different scenarios like that.

On the industries, Jayesh will share a little bit of how we see the perspective. What we do see, for example, with the current situation, there is starting to be some impact that we will see in consumer products with what are the changes that are coming about. However, we see in many of our industries, for example in energy utilities, we see continuation of what is going on; in Financial Services, we still see with deregulation and strong first quarter that the clients have had, the calendar first quarter, we see that continuing on. All of this, however, we will have to sort of watch on a regular basis because not all the analysis and decisions have been made. So, as those play out, we will see what other impact there is.

Jayesh Sanghrajka

Yes, so if I go back to your other question on pricing, I think pricing is across all the sectors. It is about how do you price it? We have had multiple tracks that we are running under the Project Maximus, whether it is about new age pricing, whether it is about change request, rotating our employees, deploying heightened lean automation in projects to get better productivity, which will mean better pricing in a way.

So, all of that has reflected in the pricing. It is not necessarily going and asking a higher price of what we were doing yesterday. It is about all of this coming together and reflecting in a pricing and that is what has helped, and we do see opportunity going forward as well.

On the margins for this quarter, our margins were 30 basis points lower quarter-on-quarter. The biggest headwind we had was because of the comp that we had announced, large part of our employees got compensation increase effective 1st of January and that impacted by 140 basis points. We had 40 basis points on account of amortization of intangibles for the acquisition that we made. So, those were the headwinds that was offset by lower post-sale customer support - 80 basis points, 20 basis points on currency, 30 basis points on Project Maximus and 20 basis points because we had a lower third-party cost. So all of that put together reflected on 30 basis points decline on our margins.

Beena Parmar

Outlook on margins?

Jayesh Sanghrajka

Outlook on margins, as Salil said earlier, our margin band remains 20% to 22%. We ended the year with 21.1%, with an endeavor to increase margin going forward.

Rishi Basu

Thank you, Beena. The next question is from Jas Bardia from The Mint.

Jas Bardia

Good evening. Just a couple of questions. One, if I look at your large deal TCV, it is down 34% year-on-year. Now, does it imply that FY'26 can be a little choppy in terms of growth considering the company started off strong in terms of deal wins? My question is on how India and growth markets kind of offset the slowdown blues for one of your peers? Now, suppose this happens in two of your largest geographies, say the U.S. and Europe. Is there a plan B in place to keep the growth going for Infosys?

Salil Parekh

On the large deals, what we have seen in this past year is we have had $11.6 bn of large wins with 56% of net new wins. Now, what that translates to, as Jayesh was sharing in another point, one of the highest we have seen in several years and higher than the previous year. So we feel it gives us some outlook into the future in this financial year with that sort of a win mix.

Having said that, again, as Jayesh was sharing earlier and I shared, on the guidance, we have taken a view on different scenarios, building from the low to the high and slightly broadening, expanding to three points the range of the guidance. In terms of other markets, first, we had a very strong growth in Europe in the year that is just finished. We see that we have increased the percentage of our revenue in Europe over the years.

We have made several investments and scaled up in different geographies in Europe. So that is a good market for us. With the changes in the environment, we will sort of see what develops. We have a good business in India, but it is a small business. And we have a good business in other markets, for example, in other parts of Asia, but relative to our overall size, still a small business. So the way the environment develops is what will drive and as the range that we shared, how we have constructed the scenarios, will drive the guidance there.

Rishi Basu

Thank you. The next question is from Avik Das from the Business Standard.

Avik Das

Avik, this side. A couple of questions to you and a couple to Jayesh. Salil, if you can throw some light upon the BFSI business, while you did talk about some green shoots emerging in the third quarter, small deals coming back which shows discretionary spend. Considering the impact of the tariffs, mainly perhaps on the manufacturing and the retail, do you see any impact on the BFSI market as well? It is turning conservative in terms of spending, both in cost optimization as well as in the discretionary spending part. And also, as you bank on large deals and you have a pretty robust pipeline, given the uncertainties, do you think that large deals, at least for this fiscal, will take longer time to actually materialize? Will that going to be a challenge?

Jayesh, one question was, will margins come under pressure as vendor consolidation takes place in this uncertain environment? What sort of margin pressure do you anticipate, if at all? And considering the guidance that you have provided and also you talked about hiring 20,000 freshers this fiscal, just trying to balance these like what gives you the confidence that you can actually go ahead with that strong hiring numbers for this year?

Salil Parekh

So on financial services, again, the first point is that we are in an uncertain environment. Having said that, what financial services is for our end clients, their own results what have been declared, have been fairly strong. So in some ways, that volatility has helped some trading business and so on.

We see from our client base, looking into the first quarter that there is activity, there is a good amount of work that we are seeing. So we are not seeing something that is changed in financial services. Now, as things stabilize on the overall economic environment, we will get a better sense of what the eventual full year will look like.

But this is what we see on financial services today. I think on the deals, typically, we have a good large deals pipeline. What typically we have seen in the way we built our business portfolio is, when there is high economic growth, we have digital, we have cloud, we have new AI now.

When there is more cost focus, we have efficiency, automation, consolidation and productivity through AI. So we have both of those levers. And typically, when there is more cost attention as they might be in this environment, we will see large opportunities for cost takeout and consolidation. And we feel quite well positioned, as we have done in the past to benefit from that.

So far, again, things have changed in a short period of time in terms of what can happen with the economic outlook. So in that period of time, we have not seen anything, but it is a very short period of time. So for us to get a sense, we will see how it goes. But sometimes, again, this is from the past when there is a cost imperative. Also, sometimes decision making is quicker to say, look, can we get a cost takeout done quickly. So we do not know, we will see how that plays out.

Jayesh Sanghrajka

On the other two questions, I will answer the last one first, which is on the hiring. If you look at the 20,000 hiring that we are talking about, it is a combination of backfilling the attrition and the growth. We had 14% attrition this quarter. And if you look at the math, it adds up with the guidance that we have had. So we are very confident at this point in time of hiring 20,000 freshers through the year, in line with our guidance.

And on the vendor consolidation and the pricing impact, I think, if you look at the last few years, and we have been gaining market share, it is a clear reflection that we have been on the positive side of the vendor consolidation and that gives us a confidence that we would be able to retain the pricing and the pricing power there.

Rishi Basu

Thank you, Jayesh. The next question is from Sanjana B. from The Hindu Businessline.

Sanjana B

Hi, good evening, gentlemen. So, Salil, are you at all looking to reduce your reliance on the U.S. markets amid all the uncertainties that are prompted by the tariff discussion? If yes, what are some other geographies that you are concentrating on?

And from a sectoral perspective, are you at all seeing some initial tailwinds? If yes, what are those? And while some of your peers reported some softness in Europe, you yourself said that you have seen some growth in the geography. Could you elaborate on what worked for you to prompt this growth? Thank you.

Salil Parekh

So first on the U.S., I mean, we have just announced an acquisition in the U.S. in energy and in consulting. We remain, in a longer term view, positive on tech, technology changes and positive on the markets we are in. We may see some uneven activity in the shorter or medium term, but in the longer term, we do. And that is one of the signals for us that we made the acquisition.

Having said that, we are looking to expand in other geographies in addition to what we are doing in the U.S. For example, the Japan announcement we have a new partner who is joined our joint venture, or the acquisition in Australia. So we are quite positive in the medium to long term on technology, how it will change, how AI will impact it and our role in all of that. We will see how it develops with the current uncertainty and how long that takes to change.

On Europe, we also commented last quarter, which holds today that while Europe overall, we have done well for the year, the automotive sector in Europe, we had already talked about, we had seen some slowness. And that continues in what we are seeing, even as we see the outlook today.

Rishi Basu

Thank you. The next question is from Sai Ishwar from Reuters News.

Sai Ishwar

Hi, gentlemen. My first question is that, I wanted to know why you have just given 4.2% CC growth last year. So it is kind of below the guidance. So I just wanted to know what went wrong in that aspect. So it is not met the guidance given last quarter. And also, it has been repeatedly asked, I just wanted to know, in terms of projects, have you seen any delays or pauses or any ramp downs or anything of that sort of cancellations? Thank you.

Salil Parekh

So I will start with the second one. At this stage, we have not seen. Having said that, all the changes have happened in a very short period of time, but the large deals that we won in the last few quarters are continuing in their trajectory as we had anticipated at this stage.

Jayesh Sanghrajka

On the guidance, for this quarter we declined 3.5%, which was obviously higher than what we anticipated at the beginning of the year. But large part of that was on the back of third-party costs and revenues because pretty much two-third of our decline was on the back of that. And those are the deals which typically happens towards the end of the quarter and some of them slipped through that. So that is what has reflected both in lower third-party costs and lower revenue for us.

Sai Ishwar

The revenue guidance of last year was 4.2%?

Jayesh Sanghrajka

That is what I am saying. So because you had a lower third-party cost, you had lower revenue towards that. So that was one reason. And the second reason was Q4 generally has a seasonality in terms of lower working and calendar days and the volumes were lower, but two-third of that 3.5% decline was on the back of lower third-party costs and revenue.

Rishi Basu

Thank you. The next question is from Padmini Dhruvaraj from The Financial Express.

Padmini Dhruvaraj

Hi. So are you seeing any structural changes in large and mega deals in terms of tenure, scope or pricing, especially with Gen AI? And since this tariff talk started, did you see any changes in your clients budget for CY'25?

Salil Parekh

On the large deals and Generative AI, so it is been, let us say, an ongoing change through the last several quarters where almost a lot of large deal discussions have some part of Generative AI in it. So there is not now too many deals, large deals or any deals that we are doing, which has not got some part of Generative AI. So that is one sort of qualitative change, because it is part of every discussion, whether it is on productivity, whether it is on solving a specific area, which is related to process, on engineering, customer service. So a variety of elements, Generative AI is very much part of it. And they are making a big difference in how those deals are developed now.

In terms of the budget and the clients, there are client discussions where clients are starting to see maybe some initial pressure. We have not seen any changes, but there are ongoing discussions on what could be the nature of those things. As it has been quite recent, as we see the time moving on, we will have a better view on it. But keeping that overall change in the economic environment is how we have built the guidance with the broader range that we have put in place.

Rishi Basu

Thank you. The next question is from Rukmini Rao from Fortune.

Rukmini Rao

Gentlemen, a few questions. One, Salil, could you please call out, how much of business does Infosys do when it comes to public sector in the U.S. and current exposure, maybe in the quantum of revenues from the U.S. geography, how much of it is -- what kind of exposure you essentially have to public services contracts with the U.S.?

And also given that we saw Accenture and others probably contracts getting rescinded, are there any such fears and being a non-U.S. headquartered company, do you see any sort of disadvantage going forward in bidding for contracts which may involve U.S. government or in general, if there is any sort of disparaging, if it is going to be difficult for non-U.S. headquartered companies to compete?

And two, also, can you specifically call out which are perhaps the gloomiest of the business segments, given the guidance? Are there any specific business segments that you see probably doing really badly in FY'26? Also, Jayesh, the technical subcontracting cost has gone up by about 3.5% year-on-year, right? Is that some sort of a strategy where your headcount remains low and as and when you require, you get people to do work that needs to be done? If some sort of color that you can give on the correlation, if there any exists?

And also, your top five client revenue has declined by about 50 bps. Any specific reason, is that like a client specific thing or are there ramp downs or anything happening with those top five clients of yours? Thank you.

Salil Parekh

Let me start off. I think we have a very small, almost immaterial in terms of public sector U.S. So, in that sense, we have, let us say, no impact from some of the things we have seen or read about other peers. We feel, in that sense, we do not have something -- something very small and therefore no impact on that at all.

Rukmini Rao

(Editor comment - inaudible) U.S. as an Indian company, a non-U.S. company?

Salil Parekh

So, we do not have a lot of those -- we do not have a lot of work in that area. We have a very, very small business in that area. So, it is not really material, whether the impact happens or not happen. So, we are not in that space that much.

Rukmini Rao

Salil, also the U.S. subsidiary sort of services both U.S. as well as Canada, right? So would there be need for any special subsidiary if you need to do business in Canada that needs to be set up now, given what is happening in both those countries?

Salil Parekh

I think, so first, our structure is not exactly that, but our structure is well designed today to work with Canada and the U.S. and actually across North America, because the individual is not one box, the structure we have set up, but it is not a subsidiary in that sense.

Jayesh Sanghrajka

On the subcontractor cost, I think the better way to look at it is on a full year basis. If you look at full year basis, our subcontractor cost has come down. If you look at percentage terms because our revenue has declined this quarter, you will see a slightly distorted picture there.

But if you look at full year basis, our subcontractor cost has constantly been coming down, and that is been one of the tracks of Maximus that we have been driving as well. We use subcontractor pretty much where there are short-term projects or where there are niche skills, where the talent needs to be fulfilled. So, that is the reason we use subcontractor, and there is nothing more to it…

Rukmini Rao

YoY top 5 clients?

Jayesh Sanghrajka

Yes. So, I will come to that. So, YoY top 5 clients – I do not think there is again anything specific to read that. It is again a factor of the lower revenue that we got because of seasonality or the third-party cost, but that is the reason why you would have seen similar drop in the top five clients as well.

Rishi Basu

Thank you Rukmini. The next question is from Uma Kannan from The New Indian Express.

Uma Kannan

Hi, good evening. Given the present uncertainty and delayed transformation that you spoke about, are you finding it challenging to retain your existing clients? I mean, like number of projects from your existing clients? And another one, you spoke about SLM and agentic AI. So, I want to understand what kind of opportunities are you seeing and what is the overall scale of this? And what is the nature of work like, is it more discretionary oriented or cost or efficiency?

Salil Parekh

So, there -- first on the AI, I think there is a huge move and we are part of it in terms of working with our clients on AI transformation, which is driven a lot by agents. We have built 200 agents, they are being deployed within clients. There are different areas where these are being used.

So, take an example, we are doing something with a global company, a European-based company helping them look at AI as a platform across their entire workspace and looking at where they can improve or make benefits, which could be in the range of 70% in some of their processes.

We are working with a telco where we are doing this, constructing a complete generative AI platform using agents that we have developed to make sure that the whole enterprise is improving its customer service activities. So, the work we are doing in agents I feel is quite leading. It is part of our Infosys Topaz and we have a lot of attention with our clients where we are making those transformations. The other question…

Uma Kannan

Other question was about like, are you finding it challenging to retain more projects from your existing clients?

Salil Parekh

So, there we are working very well with our existing clients. The projects are going on. This change in the environment has happened recently. We will see there are discussions, as I mentioned, where on anecdotal basis, clients are looking at how that will impact their business. We want to make sure that we see that through as more clarity emerges on what the overall impact will be. But taking all that into account, we have made sure that we put that into the guidance that we provided.

Uma Kannan

Just one question on employees like, now 10 days of work from office is mandatory, right? So, are you planning to make it like five days like some of your competitors have done it? And what kind of feedback that you are receiving from your employees?

Salil Parekh

So there, first, what we have done is there are several clients of ours who have a different sort of prescription on work from home and work from office. At the company level, we are flexible with our employees on what they can do. There are some parts where there is a department or a division where we have given flexibility to that department to say that in certain projects, we would like to have people coming in.

Having said all of that, the flexibility has been hugely appreciated by the employees. And we are seeing on a weekly, monthly, quarterly basis, an increase in the employees who are coming into campus and working. So, we feel good with the way we are progressing today.

Rishi Basu

Thank you, Uma. The next question is from Sonal Choudhary from the Deccan Herald.

Sonal Choudhary

Hello, Salil. Hello, Jayesh. I wanted to ask that even though you have given guidance and you will continue to watch out for whatever is going on in the macroeconomic environment, when do you foresee a recovery, if you could shed some light on that. You have said that there is no pressure in European markets or as per energy is also doing well?

However, will you play with caution given of whatever is going on right now? And on margins, again that would be hard to play out given that rupee is also depreciating and among other factors. Is there any strategy at play to make it better?

Salil Parekh

So, on the time horizon, what your first question is, so we do not have a view on it, but we will keep track of what is going on and how that plays out and how it affects economic growth or other factors which then will have an impact on our business. But we do not have a view on the time horizon.

Jayesh Sanghrajka

On the margins, currency would generally benefit. So, if rupee is depreciating in the short term, it does benefit. But outside of the currency, we have launched Project Maximus, as we have said earlier, and there are multiple tracks within that, right from value-based selling to efficient pyramid to challenging portfolio, etc.. All of those tracks are working well which has resulted in margin expansion this year of 50 basis points, and our endeavor is to improve margins from where we are today.

Sonal Choudhary

On the European market and any of the segments, if you would play with caution?

Salil Parekh

On Europe, as I said, first we had good growth in the financial year that just ended. We also shared that there are areas, for example, automotive in Europe, where there is some slowing, so that we are watchful of. Outside of that, we have not made any other comments on that.

Sonal Choudhary

Just one quick question. This is regarding layoffs and sort of a behavior that was called out by the employees who failed the test and were sent out? During the last quarter, Rishabh had asked you a question regarding one of the folks who had spoken something over LinkedIn and you had said that an equal treatment is given to everyone. But yes, the behavior here was entirely different. Anything that Infosys would like to comment on that?

Salil Parekh

So there, what we have had at Infosys over the years has been an approach where we want to make sure that the new employees that are joining from college get the appropriate training, and then they have three attempts to make sure that they have taken that training in and then can contribute to our clients in the way we want that to happen.

As we have now looked at what has been going on with the employees, we have made sure that they have other opportunities, sometimes within Infosys, and we have supported for them if we can find a way for them to do training outside Infosys. So, we are making sure that we do everything to get them ready and yet be at the standard that Infosys has kept and this has been going on for the past 20 years in the way the high quality of delivery that Infosys is known for and that our clients are expecting from us.

Rishi Basu

Thank you, Sonal.

With that, we come to the end of this Q&A session. We thank our friends from media. Thank you, Salil and thank you, Jayesh. Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. Thank you, and please join us for some high tea outside.